SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of  June, 2007

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Changes in Investor Relations Department

São Paulo, June 21, 2007 - Votorantim Celulose e Papel S.A. (NYSE: VCP / Bovespa: VCPA4), announces that Andrea Kannebley will be VCP’s new Investor Relations Manager, replacing Alfredo Villares and reporting directly to Financial and Investor Relations Executive Directorate.

Andrea Kannebley is with VCP for four years and a half, at Investor Relations department and accumulated previous experience as a sellside analyst at UBS and Banco Votorantim. She is graduated with Electric Engineering degree from Escola de Engenharia Mauá and specialized in Business Administration from FGV. She is also concluding an MBA from BSP.

Alfredo is leaving VCP’s Investor Relations department after six years of full commitment and contribution to the company’s important accomplishments to assume new activities at the Votorantim Group.
VCP is grateful for Alfredo’s such commitment and contribution to the company and wishes him and Andrea success in their new challenges.

VCP continues committed to transparency and accessibility to its shareholders, capital market analysts and overall public.

***

Market Capitalization: R$ 9.2 billion US$ 4.8 billion Share price (06/20/07): VCPA4=R$ 45.10 ADR VCP =US$ 23.29 Shares outstanding: ON =105,702,452 PN = 98,443,055 Total = 204,145,507	Investor Relations Valdir Roque, CFO Andrea Kannebley Sandra Matsumoto Isabela Cadenassi Ph:(5511) 2138- 4168/4287/4361/4261 Fax: (5511) 2138-4066 ir@vcp.com.br www.vcp.com.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC.
(Registrant)
Date: 06/21/2007

	By:	/s/ Valdir Roque
	Name:	Valdir Roque
	Title:	Chief Financial Officer